SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. )*

Kala Pharmaceuticals, Inc.

(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 483119202
(CUSIP Number) December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  483119202

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 180,913 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 180,913 (1)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,913 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 104,100 shares of Common Stock (“Common Stock”) of Kala Pharmaceuticals, Inc. (the “Issuer”) issuable upon conversion of Series E Convertible Preferred (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined in Item 4 below).
(2)	Based on 1,706,971 shares of Common Stock of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 19, 2023, plus 104,100 shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred (as defined in Item 4 below) that are subject to the limitations on conversion described in Item 4.

CUSIP No.  483119202

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 180,913 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 180,913 (1)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,913 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 104,100 shares of Common Stock of the Issuer issuable upon conversion of the Series E Convertible Preferred (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined in Item 4 below).
(2)	Based on 1,706,971 shares of Common Stock of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus filed with the SEC on January 19, 2023, plus 104,100 shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred (as defined in Item 4 below) that are subject to the limitations on conversion described in Item 4.

CUSIP No.  483119202

1		NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 180,913 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 180,913 (1)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,913 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 104,100 shares of Common Stock of the Issuer issuable upon conversion of the Series E Convertible Preferred (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined in Item 4 below).
(2)	Based on 1,706,971 shares of Common Stock of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus filed with the SEC on January 19, 2023, plus 104,100 shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred (as defined in Item 4 below) that are subject to the limitations on conversion described in Item 4.

CUSIP No.  483119202

1		NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 180,913 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 180,913 (1)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,913 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (1)(2)
12		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 104,100 shares of Common Stock of the Issuer issuable upon conversion of the Series E Convertible Preferred (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined in Item 4 below).
(2)	Based on 1,706,971 shares of Common Stock of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus filed with the SEC on January 19, 2023, plus 104,100 shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred (as defined in Item 4 below) that are subject to the limitations on conversion described in Item 4.

Schedule 13G

Item 1(a)	Name of Issuer:

Kala Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1167 Massachusetts Avenue

Arlington, MA 02476

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number:

483119202

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Series E convertible non-redeemable preferred stock which is a common stock equivalent with no voting rights and convertible at any time on a 1-to-100 basis without consideration into Common Stock (“Series E Convertible Preferred”), subject to the limitations on conversion described below.

The information set forth below is based upon 1,706,971 shares of Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 19, 2023, plus 104,100 shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred that are subject to the limitations on conversion described below. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Holder	Number of Shares of Common Stock we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	17,874	0.99%
Baker Brothers Life Sciences, L.P.	163,039	9.00%
Total	180,913	9.99%

The Series E Convertible Preferred are only convertible to the extent that after giving effect or immediately prior to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock of the Issuer (“Beneficial Ownership Limitation”). As a result of the Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of Series E Convertible Preferred by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The information in Item 4 is incorporated herein by reference.

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
	Name:	Scott L. Lessing
	Title:	President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
	Name:	Scott L. Lessing
	Title:	President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker